To Our Shareholders	Exhibit 20

We are pleased to report that Farmers & Merchants Bancorp earned $21.1 million or $27.05 per share in 2010, a 5.8% increase over 2009.  These results were achieved despite what continues to be a very difficult environment for all banks. This performance represents a Return on Average Assets of 1.19% and a Return on Average Equity of 12.25%.  During 2010, the Company’s total assets, total deposits, and capital all increased.  Importantly, our overall balance sheet strengthened in 2010, as evidenced by increased liquidity and higher capital ratios.  As a result of our continuing strong performance, we are the only commercial bank in the State of California to have received the Bauer Financial Group’s coveted “Five-Star” award for safety and soundness for 20 or more consecutive years.

Based on the Company’s 2010 financial performance, the Board of Directors once again increased the cash dividend by declaring dividends totaling $11.35 per share.  Your Company has now declared cash dividends for 76 consecutive years. Your Board of Directors has declared an increase in the cash dividends for more than 40 sequential years.

The Board of Directors and Management continued the Company’s long term strategy of remaining a locally owned and operated community bank which served the shareholders well in 2010.  Rather than follow the larger money-center and investment banks’ strategy to pursue high-risk sub-prime loans, mortgage securitizations and sale of financial derivatives, your Company continued its traditional practice of doing business with local farmers, business owners and households.  The wisdom of this conservative approach to banking was validated as F&M Bank did not have the financial setbacks experienced by the larger competitors and the overall financial markets.

Reinvesting in our local communities remains a key focus at F&M Bank.  The Directors, Bank Management, and employees live in the communities we serve and our customers are both neighbors and friends.  This is the basis for our many years of success and will remain our focus in the future.  We are proud to be a community bank!

Although we believe community banks play a critical role in the health and vitality of our economy, it is unfortunate that during 2010 the banking industry was subjected to a substantial increase in new legislation and regulatory oversight that, in our opinion, is likely to have a negative impact on the future profitability of all banks.  The passage of the new Dodd-Frank Act, the formation of the new Consumer Protection Bureau, and the significant revisions made to Regulations E and Z enacted material restrictions which could impact the way banks are able to service customers in the future.

While F&M Bank continues to perform better than most of our peers, we are constantly assessing how to best position the Bank for the approaching economic recovery that will occur in our markets.  We believe strongly that the Central Valley, with its availability of real estate and capable labor force, will once again be the best place in California for companies to locate and grow.  While we remain firmly dedicated to serving all of the communities in which we operate, from Merced to Sacramento, we believe that over the next ten years, the Sacramento Metropolitan Statistical Area (MSA) will provide us with attractive growth and profit opportunities.  To place this in context, the Sacramento MSA currently has a population that is over 1.5 times larger than the combined populations of the other MSAs we service.  While expanding our presence in Sacramento has been a key objective in your Company’s long term strategic plan, your Board of Directors and Management believe that the time is right to begin allocating an increased level of financial and human resources to the Sacramento MSA.

Despite the significant headwinds in our industry, we remain committed to keeping F&M Bank one of the most profitable and safe banks in California.  Your Board and Management team are working hard to manage our net interest margin, control operating expenses and maintain credit quality; the key determinants of bank profitability.

Special recognition is owed to our exceptional employees for their dedication and tremendous accomplishments this past year.  Their ability to consistently deliver extraordinary customer service played a major role in the creation of shareholder value in 2010.  On behalf of the Directors and employees at Farmers & Merchants Bancorp, thank you for your confidence and support.

/s/ Kent A. Steinwert

Kent A. Steinwert
Chairman, President & Chief Executive Officer